Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
April 6, 2015	Main Fax +1 212 262 1910
www.mayerbrown.com

David S. Bakst
Direct Tel +1 212 506 2551
VIA EDGAR AND FEDERAL EXPRESS	Direct Fax +1 212 849 5551
dbakst@mayerbrown.com

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Adaptimmune Therapeutics plc (formerly

Adaptimmune Therapeutics Limited)

Amendment No. 1 to Draft Registration Statement

on Form F-1 Submitted on March 17, 2015

Registration Statement on Form F-1 Filed on April 6, 2015

CIK No.: 0001621227

Dear Mr. Riedler:

On behalf of our client, Adaptimmune Therapeutics plc (formerly Adaptimmune Therapeutics Limited) (the “Registrant” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 1, 2015 (the “Comment Letter”), relating to the above referenced Confidential Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Registration Statement”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

In addition, on behalf of the Registrant, we are hereby submitting a public Form F-1 registration statement (the “Revised Registration Statement”). The Revised Registration Statement has been revised to reflect the Registrant’s responses to the comments from the Staff and certain other updating and conforming changes that are intended to update, clarify and render the information contained therein complete. All page numbers in the responses below refer to the Revised Registration Statement, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Revised Registration Statement, two of which have been marked to show changes from the previous confidential submission of the Registration Statement.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Our Product Pipeline, page 2

Comment No. 1

We refer you to our prior comment 2 and note your revisions to the product pipeline table on page 2. Please make the following additional changes.

•                  Please move the marker for the NY-ESO-TCR non-small cell lung cancer indication so that it is not on the demarcation line between preclinical and Phase 1/2. In that regard, we note that the indication is not yet to the end of the preclinical phase. Your disclosure on page 4 indicates that you expect to commence the first clinical trial for this indication sometime in 2015.

•                  Please move the marker for the MAGE-A-10 marker back to an earlier point in the table. We note that the two proposed indications for MAGE-A-10 are at different points in the preclinical phase. The registrant expects to file an IND in the U.S. in 2015 for the breast or lung cancer indication but has not yet determined when it will file an IND for the other solid tumor indication.

Please make any corresponding changes throughout the prospectus.

Response:

The Company has moved the marker for the NY-ESO TCR non-small cell lung cancer indication so that it is not on the demarcation line between preclinical and Phase 1/2 in the tables on pages 2, 93 and 105 of the Revised Registration Statement in response to the Staff’s comment.

The Company respectfully advises the Staff that the preclinical work required to submit an Investigational New Drug Application (“IND”) for the MAGE A-10 TCR therapeutic candidate is essentially the same for all indications. The candidate is the same for each indication.  Therefore, the tables on pages 2, 93 and 114 of the Revised Registration Statement show the development stage as being the same for breast or lung cancer and for other solid tumors.  When the Company submits an IND to the U.S. Food and Drug Administration (“FDA”), it will submit one IND covering all of the indications for which it intends to proceed with clinical trials as of the date of the IND submission.  Because the Company has completed the preclinical work but has not yet submitted an IND to the FDA for MAGE A-10, it has placed the markers in the tables on pages 2, 93 and 114 of the Revised Registration Statement just short of the Phase 1/2 development stage column to clearly indicate that the Company has not yet commenced that process.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 7

Comment No. 2

Please revise your disclosure to explicitly indicate whether you will take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. To the extent you elect not to take advantage of the extended transition period, disclose that your election is irrevocable. See Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response:

The Company has revised the disclosure on page 7 of the Revised Registration Statement in response to the Staff’s comment and has explicitly indicated that it will take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards.

Summary Consolidated Financial Information, page 11

Comment No. 3

Please remove your pro forma as adjusted balance sheet information as of June 30, 2014. Otherwise, explain to us its inclusion is appropriate under Item 11- 02(c)(1) of Regulation S-X. To the extent appropriate, please make corresponding changes to your Selected Consolidated Financial Information.

Response:

The Company has revised the disclosure on pages 11 and 73 of the Revised Registration Statement in response to the Staff’s comment.

Risk Factors, page 12

Comment No. 4

If you elect to take advantage of the extended transition period for complying with new or revised accounting standards under the JOBS Act, please provide a risk factor explaining that this election allows you to delay adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. In addition, state in your risk factor that, as a result of this election, your future financial statements may not be comparable to companies that comply with public company effective dates.

Response:

The Company has added disclosure on page 59 of the Revised Registration Statement in response to the Staff’s comment.

We rely heavily on GSK… page 41

Comment No. 5

We note your revised disclosure regarding certain “opt-in rights that Novartis has over GSK’s current and future oncology pipeline.” Please revise the disclosure in your business section to provide a brief discussion of the “opt-in rights” Novartis has over GSK’s current and future oncology pipeline. Also disclose any provisions of the collaboration agreement you have with GSK that may affect Novartis’ ability to opt into such pipeline. Describe any risks related to the opt-in in a separate risk factor.

Response:

The Company has revised the disclosure on pages 41 and 116 of the Revised Registration Statement in response to the Staff’s comment. The Company also confirms to the Staff that there are no provisions in the collaboration agreement between the Company and GSK which directly relate to Novartis or apply directly to Novartis or Novartis’ ability to opt-in to GSK’s current and future oncology pipeline. The Company further confirms that it has no additional details regarding Novartis’ ability to opt-in beyond what has been publicly disclosed. The Company respectfully advises the Staff that for these reasons it believes that a separate risk factor would not be applicable.

Use of Proceeds, page 64

Comment No. 6

Please revise your disclosure to provide your best reasonable estimate of how far in the pre-clinical or clinical developmental process you expect the amount of proceeds from this offering will enable you to reach for each of your product candidates.

Response:

The Company has revised the disclosure on page 65 of the Revised Registration Statement in response to the Staff’s comment.

Comment No. 7

In the second bullet point in this section, you plan to “further develop and enhance [y]our manufacturing capabilities and secure a commercially viable manufacturing platform for all of [y]our TCR therapeutic candidates.” Please expand your disclosure to discuss what the further development and enhancement of your manufacturing capabilities and to secure a commercially viable manufacturing platform will entail and whether the amount of proceeds allocated will be sufficient to accomplish your plans.

Response:

The Company has revised the disclosure on page 65 of the Revised Registration Statement in response to the Staff’s comment.

Jumpstart Our Business Startups Act of 2012, page 85

Comment No. 8

We note your response to comment 4 that you plan to take advantage of the extended transition period provide by the JOBS Act for complying with new or revised accounting standards. Please tell us why you do not list this exemption as one you take advantage of on page 86.

Response:

The Company has revised the disclosure on pages 86 and 87 of the Revised Registration Statement in response to the Staff’s comment.

Valuation of Share Price, page 89

Comment No.  9

Refer to your response to comment 12 and address the following:

•                  Please revise your disclosure to specify how the methods used to determine the fair value of the ordinary shares employed either the market approach, income approach, or asset-based approach. Explain to us separately how you determined enterprise value given that the OPM, PWERM, and backsolve methods appear to merely allocate the enterprise value among the various equity classes.

•                  Please tell us your enterprise value as of April 30, 2014, September 23, 2014, December 19, 2014, and March 2, 2015.

•                  Please tell us why you did not attribute any value to the additional rights granted to the Series A preferred shares over the ordinary shares and why such valuation is reasonable.

Response:

The Company has revised the disclosure on page 91 of the Revised Registration Statement to make it clear that after considering the market approach, income approach and asset-based approach, it used the market based approach to determine the fair value of the

Company’s ordinary shares. The Company respectfully submits to the Staff that it believes the market based approach is the most appropriate for a private clinical-stage biopharmaceutical company because the income based approach relies heavily on assumptions regarding future timelines and projections of future revenues which are very difficult to estimate at this stage of the Company’s development and the asset based approach relies on valuations of tangible and other assets which are not usually an effective basis for valuing a clinical-stage biopharmaceutical company.  The Company determined enterprise value by considering the valuation based on recent sales of its equity securities, adjusted for an expected increase in the event it completes an initial public offering (“IPO”) and applying the relevant probabilities of an IPO compared to a scenario where the Company continues to stay private.

The Company’s estimated equity values, cash and enterprise values at the dates requested by the Staff in Comment 9 are set forth below:

	Equity Value	Cash	Enterprise Value
	£’m	£’m	£’m
April 30, 2014	35	2	33
September 23, 2014	139	83	56
December 19, 2014	192	82	110
March 2, 2015	230	79	151

The data set forth above at April 30, 2014 is based on the independent valuation completed as at March 31, 2014. The Company respectfully submits to the Staff that it believes that there were no changes to its valuation in the intervening period. The data set forth above for September 23, 2014 is based on the per share valuation of the financing completed on that date multiplied by the number of shares then outstanding. The data set forth above for December 19, 2014 and March 2, 2015 are based on the independent valuations conducted on those respective dates.

The Company respectfully submits to the Staff that it did not attribute any value to the additional rights of the Series A preferred shares over the ordinary shares in the IPO scenario since these preferred shares will convert to ordinary shares on a one-for-one basis, and therefore additional rights of the Series A preferred shares (such as the anti-dilution and ratchet provisions and liquidation preference) will not become effective in the IPO scenario, provided the Company completes the IPO by September 23, 2015. The Company did consider the additional rights of the Series A preferred shares in the stay-private scenario, resulting in different valuations for these preferred shares compared to the ordinary shares in both December 2014 and March 2015.

Exclusive License for Bead Products , page 117.

Comment No. 10

We note your response to our prior comment 17. Please revise your disclosure to discuss any payment provisions for the license and sub-license agreement including, upfront payments, any aggregate license fee, aggregate amounts paid to date under the agreement and aggregate future potential milestones. With respect to the sublicense agreement, please include all material rights and obligations, duration and termination. If the payment provisions include royalties, please disclose a range of rates payable.

Response:

The Company has revised the disclosure on pages 119 and 120 of the Revised Registration Statement in response to the Staff’s comment and has included details of each of the items requested by the Staff except for the aggregate future potential milestones.  These future milestones in each case are dependent on the Company reaching certain development and commercialization milestones.  The Company respectfully submits to the Staff that it does not expect amounts potentially payable under these future milestones to be material to the Company whereas disclosure of this currently confidential information would materially harm Thermo Fisher Scientific Inc.

Consolidated Financial Statements for the Six Months Ended December 31, 2012, page F-8

Comment No. 11

Please tell us why you reflect your purchase of short-term investments of £15,938,000 as cash flow from financing activities instead of investing activities.

Response:

The Company has revised the disclosure on pages 83, 84, F-8 and F-9 of the Revised Registration Statement to restate this amount as a cash flow from investing activities in response to the Staff’s comment.  The Company has therefore reissued its unaudited consolidated interim financial statements with appropriate disclosures reflecting this restatement.

Subsequent events, page F-14

Comment No. 12

You disclose the completion on February 23, 2015 of the first stage of your corporate reorganization, including the exchange of all preference and ordinary shares on a one-for100 basis. Please retroactively reflect this share exchange in all your loss per share disclosures in your filing. See paragraph 26 of IAS 33. In addition, please tell us how you expect to reflect the historical share amounts throughout your filing and make them comparable to the shares being offered in your draft prospectus under a different equity structure.

Response:

The Company has revised the disclosure as follows in response to the Staff’s comment:

•                  As noted in our response to Comment 11, the Company has reissued its unaudited consolidated interim financial statements.  International Accounting Standard (“IAS”) 33.64 requires retrospective adjustment to the interim financial statements because the interim financial statements were not authorized for issue prior to the reorganization. As such, the Company has presented revised basic and diluted loss per share numbers that give effect to the corporate reorganization and has amended the notes to the unaudited consolidated interim financial statements accordingly.

•                  The Company respectfully submits to the Staff that for the financial statements for the year ended June 30, 2014 which were authorized for issue in 2014, IAS 10.18 does not allow for restatement to reflect the corporate reorganization because it occurred after the date those financial statements were authorized for issue.  As such, these financial statements have not been revised. However, the Company has elected to present pro forma basic and diluted loss per share and weighted average number of shares outstanding reflecting changes of capitalization and has added additional disclosure to the Selected Consolidated Financial Information on page 72 of the Revised Registration Statement to better highlight the impact of the share exchange on the basic and diluted loss per share numbers and the weighted average number of shares outstanding.

Consolidated Balance Sheets, page F-18

Comment No. 13

Refer to your response to comment 24. Please tell us what your operating cycle is. Unlike trade payables, it would seem that the license agreement duration extends beyond a normal operating cycle, and the associated deferred revenues not expected to be realized in your normal operating cycle. Please note that paragraph 70 of IAS 1 states that a normal operating cycle is assumed to be 12 months if it is not clearly identifiable.

Response:

The Company respectfully submits to the Staff that as a clinical-stage biopharmaceutical company it has a multi-year operating cycle. As payments under the GSK collaboration is the only way the Company currently generates revenue, the principal reference it has to define its operating cycle is the GSK agreement, which indicates that the operating cycle is currently expected to be up to three years. Depending on the progress of the Company’s collaboration with GSK, the Company may recognize this deferred revenue sooner and there is no unconditional right to defer obligations under the collaboration agreement. The Company has amended its disclosure on page F-11 to clarify this in response to the Staff’s comments.

4 Expenses, page F-27

Comment No. 14

Refer to your response to comment 26. It appears based on the information disclosed in Notes 4 and 5 that you present additional information about expenses for only approximately 26% of the total of your research and development expenses and general and administrative expenses for fiscal 2014. At a minimum it appears that you incurred £3.2 million of subcontracted research and development costs in fiscal 2014 as disclosed on page 81. Please disclose additional information about expenses incurred by nature comprising a significant portion of your total operating expenses or explain to us how your current disclosures comply with the guidance in paragraph 104 of IAS 1.

Response:

The Company respectfully submits to the Staff that it has considered IAS 1.104 together with common practice under International Financial Reporting Standards (“IFRS”) in concluding that its disclosures are compliant with IAS 1. In particular, as a clinical-stage biopharmaceutical company, the Company does not differentiate between how its research and development expenditures are incurred or track its internal costs by project. The Company’s focus is on total research and development expenditures which make up the majority of its expenditures and are set forth in its income statement and for which significant judgment is not required in allocating expenditures. Accordingly, like other companies in the biopharmaceutical sector that report under IFRS, the Company does not provide a detailed analysis of these expenditures in its income statement, however, the Company does disclose the information that is explicitly required by IAS 1.104 (depreciation and amortization and employee benefits expense).

*     *     *

If you have any questions regarding any of the responses in this letter or the Revised Registration Statement, please call me at (212) 560-2551.

Respectfully submitted,

/s/ David S. Bakst
David S. Bakst

Enclosures

cc:         James J. Noble

Chief Executive Officer

Adaptimmune Therapeutics plc (formerly Adaptimmune Therapeutics Limited)